Exhibit 99.1
CRIC Reports Second Quarter and First-Half 2010 Results
Revenues Grew 96% Year-Over-Year to $37.4 million;
Non-GAAP Net Income Grew 89% Year-Over-Year to $15.9 million, or $0.11 per diluted ADS
SHANGHAI, China, August 11, 2010 — China Real Estate Information Corporation (“CRIC” or the “Company”) (NASDAQ: CRIC), a leading provider of real estate information, consulting and online services in China, today announced its unaudited financial results for the second quarter and six months ended June 30, 2010.
In October 2009, the Company completed its initial public offering (“IPO”) and acquisition of SINA Corporation’s (NASDAQ: SINA) 66% equity interest in China Online Housing Technology Corporation (“COHT”), an entity that had operated SINA’s online real estate business. To assist management and investors in gaining a better understanding of CRIC’s operating performance for the second quarter ended June 30, 2010, the Company is providing results attributable to COHT whenever possible. In addition to the disclosure of GAAP results below, the Company is also presenting certain non-GAAP measures (namely, income from operations and net income attributable to CRIC shareholders). For non-GAAP income from operations (“non-GAAP income from operations”) and non-GAAP net income attributable to CRIC shareholders (“non-GAAP net income attributable to CRIC shareholders”), expenses relating to share-based compensation and amortization of intangible assets resulting from business acquisitions are excluded. See “About Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results” below for more information about the non-GAAP financial measures included in this press release.
Second Quarter 2010 Highlights
•
Total revenues were $37.4 million for the second quarter of 2010, an increase of 96% from $19.0 million for the same quarter in 2009. The total revenues for the second quarter of 2010 included $14.3 million attributable to COHT. The remainder was $23.1 million, an increase of 21% from $19.0 million for the same quarter in 2009.

•
Net income attributable to CRIC shareholders was $7.5 million, or $0.05 per diluted ADS, for the second quarter of 2010, an increase of 2% from $7.4 million, or $0.10 per diluted ADS, for the same quarter of 2009. Non-GAAP net income attributable to CRIC shareholders was $15.9 million, or $0.11 per diluted ADS, for the second quarter of 2010, an increase of 89% from $8.4 million, or $0.12 per diluted ADS, for the same quarter in 2009. Non-GAAP net income attributable to CRIC shareholders for the second quarter of 2010 included $2.0 million attributable to COHT. The remainder was $13.9 million, an increase of 65% from $8.4 million for the same quarter in 2009.

First Half 2010 Highlights
•
Total revenues were $64.5 million for the first half of 2010, an increase of 107% from $31.2 million for the first half of 2009. Total revenues for the first half of 2010 included $22.6 million attributable to COHT. The remainder was $41.9 million, an increase of 34% from $31.2 million for the first half of 2009.

•
Net income attributable to CRIC shareholders was $9.4 million, or $0.06 per diluted ADS, for the first half of 2010, a decrease of 14% from $11.0 million, or $0.15 per diluted ADS, for the first half of 2009. Non-GAAP net income attributable to CRIC shareholders was $26.2 million, or $0.18 per diluted ADS, for the first half of 2010, an increase of 100% from $13.1 million, or $0.18 per diluted ADS, for the first half of 2009. Non-GAAP net income attributable to CRIC shareholders for the first half of 2010 included $3.3 million attributable to COHT. The remainder was $22.9 million, an increase of 75% from $13.1 million for the first half of 2009.

“CRIC took advantage of the volatilities in the real estate market in the second quarter and demonstrated the value of our real estate information, consulting and advertising products in the face of market uncertainties,” said Mr. Xin Zhou, CRIC’s co-chairman and chief executive officer. “As a result, even though the overall real estate market experienced a sharp decline in transaction volumes following the government’s policies announced in April, all of our business lines experienced strong growth in the second quarter. We have attracted more subscribers to our database and more clients who have begun using our daily, weekly and monthly up-to-date real estate market reports. Our consulting services continue to grow steadily as we help our clients navigate through market uncertainties, and our online platforms are one of the top choices for our clients to advertise their properties, products and services.”
Mr. Zhou continued, “In addition to our solid performance amidst market volatilities, CRIC has laid down the strategic framework this year to prepare us for future growth. On top of the new business initiatives that we announced previously to expand the scope of our products and services, in the second quarter, we announced our strategic agreement with Baidu. The Baidu new home channel was officially launched on August 8, and will be followed by the launch of the Baidu secondary housing channel later this month. The initial feedback from developers has been extremely positive. On day one, the Baidu new home channel already covered 100 cities in China with over 10,000 new home projects. It is the first purely search-based real estate channel in China that serves the needs of hundreds of millions of consumers who use Baidu’s search engine, as well as the needs of real estate industry companies, who can now more accurately and effectively target potential customers.”
Ms. Bin Laurence, CRIC’s chief financial officer, commented, “CRIC’s second quarter performance demonstrates our ability to deliver strong results in the face of a market downturn, which is supported by our differentiated revenue models and our solid execution. Although we expect that our operating margins will be under pressure in the second half of this year versus last year due to additional expenditures related to our new business initiatives, particularly the launch of our Baidu channels this year, from the momentum we’ve seen so far for these new businesses, we expect to see gradual margin improvement next year.”
Financial Results for the Second Quarter and First Half of 2010
Revenues
Second quarter total revenues were $37.4 million in 2010, an increase of 96% from $19.0 million for the same quarter of 2009. Total revenues for the second quarter of 2010 included $14.3 million attributable to COHT. The remainder was $23.1 million, an increase of 21% from $19.0 million for the same quarter in 2009.
For the first half of 2010, total revenues were $64.5 million, an increase of 107% from $31.2 million for the first half of 2009. Total revenues for the first half of 2010 included $22.6 million attributable to COHT. The remainder was $41.9 million, an increase of 34% from $31.2 million for the first half of 2009.
Revenues from real estate information and consulting services were $18.2 million for the second quarter of 2010, an increase of 18% from $15.4 million for the same quarter of 2009. For the first half of 2010, revenues from real estate information and consulting services were $35.6 million, an increase of 35% from $26.3 million for the first half of 2009. The increases were primarily due to an increased number of subscribers to the CRIC database, more demand for the Company’s customized real estate reports and increased number of consulting projects in the first half of 2010.

Revenues from COHT were $14.3 million for the second quarter of 2010. For the first half of 2010, revenue from COHT was $22.6 million. The Company completed its acquisition of COHT in October 2009 and started reporting COHT’s business as a new line of business in the fourth quarter of 2009.
Other revenues were $4.9 million for the second quarter of 2010, an increase of 33% from $3.6 million for the same quarter of 2009. For the first half of 2010, other revenues were $6.4 million, an increase of 32% from $4.9 million for the first half of 2009. Other revenues mainly consisted of offline advertising services and real estate promotional event services.
Cost of Revenues
Second quarter cost of revenues was $9.6 million in 2010, a substantial increase from $2.1 million for the same quarter in 2009. Second quarter cost of revenue in 2010 included $5.9 million attributable to COHT. The remainder was $3.7 million, an increase of $1.6 million, or 80%, primarily due to additional cost incurred for the CRIC database as the Company’s CRIC system underwent more intensive modification and updating in the second quarter of 2010. Cost of revenues attributable to COHT of $5.9 million includes $2.9 million amortization of intangible assets as well as other costs associated with the maintenance of websites, which included fees paid to third parties for Internet connection, content and services, personnel-related costs, depreciation of equipment and fees paid to SINA for advertising inventory on non-real estate channels.
For the first half of 2010, cost of revenues was $15.6 million, an increase of 361% from $3.4 million for the first half of 2009. The cost of revenue for the first half of 2010 included $10.8 million attributable to COHT. The remainder was $4.8 million, an increase of 42% from $3.4 million in the first half of 2009 due to business expansion.
Selling, General and Administrative (“SG&A”) Expenses
Second quarter SG&A expenses were $25.4 million in 2010, an increase of 189% from $8.8 million for the same quarter in 2009. Second quarter SG&A expenses in 2010 included $13.3 million attributable to COHT. The remainder was $12.1 million, an increase of 38% from $8.8 million for the same quarter in 2009, primarily due to higher expenses of $1.8 million relating to share-based compensation recorded in the second quarter of 2010 compared to $1.0 million for the same period in 2009, and higher salaries, travel and other office expenses associated with increased business scope and geographic expansion. SG&A expenses attributable to COHT of $13.3 million primarily included $5.0 million intangible amortization expenses, $2.2 million non-cash share-based compensation expenses, and other personnel and administrative expenses.
For the first half of 2010, SG&A expenses were $45.9 million, an increase of 194% from $15.6 million for the first half of 2009. SG&A expenses for the first half of 2010 include $22.3 million attributable to COHT. The remainder was $23.6 million, an increase of 51% from $15.6 million for the first half of 2009, mainly due to higher share-based compensation expenses, higher salaries, travel and other office expenses. SG&A expenses attributable to COHT of $22.3 million primarily included $10.0 million intangible amortization expenses, $4.3 million non-cash share-based compensation expenses, and other personnel and administrative expenses.
Income from Operations
Second quarter income from operations was $2.4 million in 2010, a decrease of 71% from $8.2 million for the same quarter in 2009. Second quarter income from operations included $4.8 million loss from operations attributable to COHT. Non-GAAP income from operations for the second quarter of 2010 was $11.4 million, an increase of 24% from $9.3 million for the same quarter in 2009. Non-GAAP income from operations for the second quarter of 2010 included $2.4 million attributable to COHT. The remainder was $9.0 million, relatively flat compared with $9.3 million for the second quarter of 2009.

For the first half of 2010, income from operations was $3.0 million, a decrease of 75% from $12.2 million for the first half of 2009. First-half income from operations included a $10.5 million loss from operations attributable to COHT. Non-GAAP income from operations for the first half of 2010 was $21.1 million, an increase of 47% from $14.3 million for the first half of 2009. Non-GAAP income from operations for the first half of 2010 included $3.8 million attributable to COHT. The remainder was $17.3 million, an increase of 21% from $14.3 million for the first half of 2009.
Other Income
Second quarter other income of $1.1 million was primarily comprised of income from sales of property held for sales and cash subsidies received by the Company’s subsidiaries from local governments as incentives for investing in certain local districts.
Income Tax Expenses / (Benefit)
One of the Company’s primary subsidiaries that engages in real estate information and consulting services was previously approved as a high and new technology enterprise under the PRC tax law and was therefore subject to a 15% preferential income tax rate for the years from 2008 through 2010. In May 2010, it was granted a software enterprise status and was deemed qualified to be exempted from income taxes for 2009, followed by a 50% reduction in income tax rate from 2010 through 2012. The effective tax rate in 2010 was adjusted accordingly. Tax refund of $4.2 million relating to 2009 was recognized as an income tax benefit when received by such subsidiary in the second quarter of 2010.
Net Income Attributable to CRIC Shareholders
Second quarter net income attributable to CRIC shareholders was $7.5 million in 2010, an increase of 2% from $7.4 million for the same quarter of 2009. Second quarter net income attributable to CRIC shareholders included a $4.5 million loss attributable to COHT. The remainder was $12.0 million, an increase of 63% from $7.4 million for the same quarter of 2009.
Second quarter non-GAAP net income attributable to CRIC shareholders was $15.9 million, an increase of 89% from $8.4 million for the same quarter of 2009. Second quarter non-GAAP net income attributable to CRIC shareholders included $2.0 million attributable to COHT. The remainder was $13.9 million, an increase of 65% from $8.4 million for the same quarter of 2009.
For the first half of 2010, net income attributable to CRIC shareholders was $9.4 million, a decrease of 14% from $11.0 million for the first half of 2009. Net income attributable to CRIC shareholders for the first half of 2010 included a $9.8 million loss attributable to COHT. The remainder was $19.2 million, an increase of 75% from $11.0 million for the first half of 2009.
For the first half of 2010, non-GAAP net income attributable to CRIC shareholders was $26.2 million, an increase of 100% from $13.1 million for the same period in 2009. First-half non-GAAP net income attributable to CRIC shareholders included $3.3 million attributable to COHT. The remainder was $22.9 million, an increase of 75% from $13.1 million for the first half of 2009.
Cash Flow
As of June 30, 2010, the Company had a cash balance of $272.1 million. Second quarter net cash inflow from operating activities was $4.8 million, mainly due to non-GAAP net income of $15.9 million and an increase in accrued payroll and welfare expenses of $4.1 million, partially offset by an increase in accounts receivable, prepaid expenses and other receivables totaling $15.9 million. Second quarter net cash outflow from investing activities was $36.1 million, mainly due to a short-term inter-company advance of approximately $38.4 million to E-House (China) Holdings Limited, the Company’s parent company, which was subsequently repaid in July 2010.

Business Outlook
The Company estimates that its revenues for the third quarter of 2010 will be in the range of $44 million to $46 million, an increase of approximately 90% to 99% over the same quarter of 2009. The revenue estimate includes estimated revenues from COHT of $16 million to $17 million. Third quarter revenues excluding those to be generated by COHT are estimated to be in the range of $28 million to $29 million, an increase of 21% to 25% over the same quarter of 2009. This forecast reflects the Company’s current and preliminary view, which is subject to change.
Conference Call Information
CRIC’s management will host an earnings conference call on August 11, 2010 at 7 a.m. U.S. Eastern Time (7 p.m. Beijing/Hong Kong time).
Dial-in details for the earnings conference call are as follows:

US/International:	+1-718-354-1157
Hong Kong:	+852-3002-1616
Mainland China:	86-10-5904-4827
Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “CRIC”
A live and archived webcast of the conference call will be available at http://ir.cric.com/.
About CRIC
China Real Estate Information Corporation (“CRIC”) (NASDAQ: CRIC) is a leading provider of real estate information, consulting and online services with a presence in over 100 cities across China. CRIC, a subsidiary of E-House (China) Holdings Limited (NYSE: EJ), merged with the online real estate business of SINA Corporation (NASDAQ: SINA) upon the completion of CRIC’s initial public offering and listing of its ADSs on the NASDAQ Global Select Market in October 2009. Leveraging its proprietary, advanced and comprehensive real estate information database and analysis system, CRIC provides a broad range of real estate-related services to all participants in the real estate value chain, including developers, suppliers, agents, brokers, service providers and individual consumers. CRIC’s services include subscription-based information services, customized consulting services and online services through several real estate websites that provide region-specific real estate information and access to online communities. For more information about CRIC, please visit http://www.cric.com.
Safe Harbor: Forward-Looking Statements
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. Among other things, the Business Outlook section and quotations from management in this press release, as well as CRIC’s strategic and operational plans, contain forward-looking statements. CRIC may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about CRIC’s beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material adverse effect on the Company’s financial condition and results of operations for one or more periods. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this press release. Potential risks and uncertainties include, but are not limited to, a severe or prolonged downturn in the global economy, CRIC’s susceptibility to fluctuations in the real estate market of China, government measures aimed at China’s real estate industry, failure of the real estate services industry in China to develop or mature as quickly as expected, diminution of the value of CRIC’s brand or image, CRIC’s inability to successfully execute its strategy of expanding into new geographical markets in China, CRIC’s failure to manage its growth effectively and efficiently, CRIC’s failure to successfully execute the business plans for its strategic alliances and other new business initiatives, CRIC’s loss of its competitive advantage if it fails to maintain and improve its proprietary CRIC system or to prevent disruptions or failure in the system’s performance, CRIC’s failure to compete successfully, fluctuations in CRIC’s results of operations and cash flows, CRIC’s reliance on a concentrated number of real estate developers, natural disasters and outbreaks of health epidemics and other risks outlined in CRIC’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of this press release, and CRIC does not undertake any obligation to update any such information, except as required under applicable law.
About Non-GAAP Financial Measures
To supplement CRIC’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), CRIC uses the following non-GAAP financial measures: (1) net income attributable to CRIC shareholders (2) net income attributable to CRIC shareholders per diluted ADS and (3) income from operations, each of which excludes expenses relating to share-based compensation and amortization of intangible assets resulting from business acquisitions. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP and non-GAAP Results” set forth at the end of this press release.
CRIC believes that these non-GAAP financial measures provide meaningful supplemental information regarding its operating performance by excluding expenses relating to share-based compensation and amortization of intangible assets resulting from business acquisitions that may not be indicative of its operating performance. CRIC believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its operating performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to CRIC’s historical performance. CRIC computes its non-GAAP financial measures using the same consistent method from quarter to quarter. CRIC believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP financial measures excluding expenses relating to share-based compensation and amortization of intangible assets resulting from business acquisitions is that these expenses charges have been and will continue to be significant recurring expenses in CRIC’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amount excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliation between non-GAAP financial measures and their most comparable GAAP financial measures.

For investor and media inquiries please contact:
In China
Penny Pan
Manager, Investor Relations
China Real Estate Information Corporation
Phone: +86 (21) 6086-8111
E-mail: ir@cric.com
Derek Mitchell
Ogilvy Financial, Beijing
Phone: +86 (10) 8520-6284
E-mail: derek.mitchell@ogilvy.com
In the U.S.
Jessica Barist Cohen
Ogilvy Financial, New York
Phone: +1 (646) 460-9989
Email: jessica.cohen@ogilvypr.com

CHINA REAL ESTATE INFORMATION CORPORATION
UNAUDITED CONSOLIDATED BALANCE SHEET
(In thousands of U.S. dollars)

	December 31,	June 30,
	2009	2010
ASSETS
Current assets
Cash and cash equivalents	311,067	272,107
Unbilled accounts receivable, net	22,739	33,813
Accounts receivable, net	5,691	5,549
Properties held for sale	—	5,529
Advance payment for advertising placement	1,401	983
Advance payment for properties	8,108	—
Prepaid expenses	1,283	11,698
Other receivables and current assets	4,305	15,332
Amounts due from related parties	2,461	44,898

Total current assets	357,055	389,909
Property and equipment, net	7,423	9,035
Intangible assets, net	201,139	193,183
Goodwill	449,903	450,270
Other non-current assets	4,571	5,067

TOTAL ASSETS	1,020,091	1,047,464

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	2,289	1,774
Advance from customer	2,855	6,196
Accrued payroll and welfare expenses	3,873	6,595
Income tax payable	9,270	8,471
Other tax payable	3,085	2,633
Amounts due to related parties	7,301	8,170
Deposit for property for sale	2,781	2,166
Other current liabilities	4,184	6,437

Total current liabilities	35,638	42,442
Deferred tax liabilities—non-current	42,032	42,622

Total liabilities	77,670	85,064

Commitments and contingencies
Equity
Ordinary shares ($0.0002 par value): 250,000,000 shares authorized, 142,922,222 and 143,387,784 shares issued and outstanding, as of December 31, 2009 and June 30, 2010, respectively	29	29
Additional paid-in capital	863,169	872,670
Subscription receivable	—	(585)
Retained earnings	74,386	82,877
Accumulated other comprehensive income	3,629	4,512

Total CRIC shareholders’ equity	941,213	959,503
Non-controlling interests	1,208	2,897

Total equity	942,421	962,400

TOTAL LIABILITIES AND EQUITY	1,020,091	1,047,464

CHINA REAL ESTATE INFORMATION CORPORATION
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of U.S. dollars, except share data and per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2009	2010	2009	2010
Revenues
Real estate information and consulting services	15,383	18,184	26,340	35,555
Online services	—	14,333	—	22,579
Others	3,650	4,853	4,860	6,406

	19,033	37,370	31,200	64,540
Cost of revenues	(2,076)	(9,644)	(3,381)	(15,574)
Selling, general and administrative expenses	(8,768)	(25,365)	(15,611)	(45,889)

Income from operations	8,189	2,361	12,208	3,077
Interest income	86	639	96	734
Other income/(loss), net	(41)	1,053	(22)	2,380

Income before taxes, equity in affiliates	8,234	4,053	12,282	6,191
Income tax (expense)/benefit	(1,362)	3,445	(2,022)	2,933

Income before equity in affiliates	6,872	7,498	10,260	9,124
Income from equity in affiliates	300	—	385	—

Net income	7,172	7,498	10,645	9,124
Less: Net (income)/loss attributable to non-controlling interests	(179)	29	(355)	(294)

Net income attributable to CRIC shareholders	7,351	7,469	11,000	9,418

Earnings per share:
Basic	0.10	0.05	0.15	0.07
Diluted	0.10	0.05	0.15	0.06
Shares used in computation:
Basic	71,522,222	143,113,568	71,522,222	143,049,145
Diluted	71,524,954	145,727,236	71,524,954	145,775,585
Notes

Note 1	The conversion of Renminbi (“RMB”) amounts into USD amounts is based on the rate of USD1 = RMB6.7909 on June 30, 2010 and USD1 = RMB6.8179 for the three months ended June 30, 2010.

CHINA REAL ESTATE INFORMATION CORPORATION
Reconciliation of GAAP and Non-GAAP Results
(In thousands of U.S. dollars, except share data and per share data)

	Three months ended June 30,		Six months ended June 30,
	2009	2010	2009	2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

GAAP income from operations[1]	8,189	2,361	12,208	3,077

Share-based compensation expenses[2]	991	3,931	1,982	7,862
Amortization expenses of intangible assets resulting from business acquisitions[3]	74	5,148	149	10,210

Non-GAAP income from operations[4]	9,254	11,440	14,339	21,149

GAAP net income attributable to CRIC shareholders[5]	7,351	7,469	11,000	9,418

Share-based compensation expenses (net of tax and non-controlling interests)	991	3,931	1,982	7,862
Amortization expenses of intangible assets resulting from business acquisitions (net of tax and non-controlling interests)	56	4,453	112	8,873

Non-GAAP net income attributable to CRIC shareholders[6]	8,398	15,853	13,094	26,153

GAAP net income per ADS — basic	0.10	0.05	0.15	0.07

GAAP net income per ADS — diluted	0.10	0.05	0.15	0.06

Non-GAAP net income per ADS — basic	0.12	0.11	0.18	0.18

Non-GAAP net income per ADS — diluted	0.12	0.11	0.18	0.18

Shares used in calculating basic GAAP / Non-GAAP net income attributable to CRIC shareholders per ADS	71,522,222	143,113,568	71,522,222	143,049,145

Shares used in calculating diluted GAAP / Non-GAAP net income attributable to CRIC shareholders per ADS	71,524,954	145,727,236	71,524,954	145,775,585

Notes 2:

1:	GAAP income from operations included $4.8 million and $10.5 million GAAP losses from operations attributable to COHT for the second quarter and first half of 2010, respectively.

2:	Share-based compensation expenses included $2.2 million and $4.3 million attributable to COHT for the second quarter and first half of 2010, respectively.

3:	Amortization expenses included $5.0 million and $10.0 million attributable to COHT for the second quarter and first half of 2010, respectively.

4:	Non-GAAP income from operations included $2.4 million and $3.8 million attributable to COHT for the second quarter and first half of 2010, respectively.

5:	GAAP net income attributable to CRIC shareholders included $4.5 million and $9.8 million net loss attributable to COHT for the second quarter and first half of 2010, respectively.

6:	Non-GAAP net income attributable to CRIC shareholders included $2.0 million and $3.3 million attributable to COHT for the second quarter and first half of 2010, respectively.